June 28, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Drilling Tools International Corporation

Registration Statement on Form S-4

Filed June 25, 2024

File No. 333-279319

Dear Mr. Plattner:

Drilling Tools International Corporation, a Delaware corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-4, as amended (File No. 333-279319), be accelerated and that it be declared effective on July 2, 2024, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please direct any questions regarding this filing to Michael J. Blankenship of Winston & Strawn LLP at (713) 651-2678.

Very truly yours,

DRILLING TOOLS INTERNATIONAL CORPORATION

By:	/s/ David Johnson
Name:	David Johnson
Title:	Chief Financial Officer

cc:	R. Wayne Prejean

President, Chief Executive Officer, and Director

Drilling Tools International Corporation

cc:	Michael J. Blankenship

Winston & Strawn LLP